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   Filed by Novell, Inc. and Cambridge Technology Partners (Massachusetts), Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                 And deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

            Subject Company: Cambridge Technology Partners (Massachusetts), Inc.
                                   Commission File No. of Filing Person: 0-21040



Novell, Inc. ("Novell") and Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge") filed a joint proxy statement/prospectus with the Securities and Exchange Commission on a Form S-4 Registration Statement. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. The joint proxy statement/prospectus is available to all shareholders of Cambridge at no expense to them. The joint proxy statement/prospectus is also be available for free at the Commission's Web site at www.sec.gov.

Information regarding the participants in the solicitation and a description of their interest in the proposed transaction is contained in the proxy statement-prospectus.

--------------------------------------------------------------------------------

     The following statements were made during Novell's Second Quarter Earnings Results Conference Call on May 22, 2001
--------------------------------------------------------------------------------

Remarks by Peter Troop, Moderator.       Eric Schmidt, Chairman and Chief
                                         Executive Officer of Novell, is on the
                                         call with us from California. I'm in
                                         Provo, Utah with Dennis Raney, who's
                                         Executive Vice President and Chief
                                         Financial Officer here at Novell. Also,
                                         joining us in Provo for the Q&A segment
                                         on this call is Stewart Nelson, who is
                                         Executive Vice President and Chief
                                         Operating Officer (of) the company. As
                                         well, we will be joined by Jack
                                         Messman, who is currently President and
                                         Chief Executive Officer of Cambridge
                                         Technology Partners and is slated to
                                         become CEO of Novell after the
                                         anticipated completion of the Cambridge
                                         acquisition this summer. And Jack is
                                         with us from his offices in Cambridge.

                                         On this call, we will make forward-
                                         looking statements regarding future
                                         events and the future financial
                                         performance of Novell and Cambridge.
                                         Actual events or results may differ
                                         materially from those in the forward-
                                         looking statements, due to a number of
                                         risks and uncertainties, including
                                         assumptions about future events based
                                         on current expectations, plans,
                                         business development efforts, near and
                                         long-term objectives, potential new
                                         business strategies, organization
                                         changes, changing markets, marketing
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                                         efforts, the new net services,
                                         anticipated demand for new offerings
                                         from markets that Novell is just
                                         beginning to enter and future business
                                         performance and outlook.

                                         Among the important factors that could
                                         cause actual results to differ
                                         materially from those in the
                                         projections and other forward-looking
                                         statements are potential fluctuations
                                         in quarterly results, dependence on new
                                         product development, rapid technology
                                         and market change, acquisition
                                         strategy, risk associated with business
                                         conditions in the general economy and
                                         then, of course, changes in business
                                         choices and business partners,
                                         competitive factors, sales and
                                         marketing execution, shifts in
                                         technology and also, market demand for
                                         (IT) products and software, in
                                         particular.

                                         You should also reference information
                                         concerning factors that could cause
                                         results to differ materially from
                                         projected statements in Novell's fiscal
                                         2000 annual report, which is on our
                                         Form 10-K, as well as with our 10-Q
                                         filings with the SEC.


Remarks by Dr. Eric Schmidt, Chairman    I'd like to give some context to
of the Board and Chief Executive         today's announcement and offer you all
Officer of Novell.                       a perspective or my perspective,
                                         anyway, on Novell moving forward. It's
                                         useful to underscore that today's
                                         announcement reflects both the
                                         continuing downturn in the Internet
                                         sector, as well as the continuing
                                         decline in IT spending, which
                                         everyone's read about. Novell, of
                                         course, is not alone.

                                         We also have our own issues, in
                                         particular, the requirement to better
                                         engage customers around Web-based
                                         solutions. And the changes that we're
                                         implementing this year, mostly driven,
                                         I think, now by the acquisition of
                                         Cambridge Technology Partners, will
                                         position Novell to move beyond this
                                         difficult phase of our business.

                                         Jack and I and a number of others just
                                         came back from the European Brain Share
                                         Conference, where I can report to you
                                         that again, the technology reception
                                         for these new products is very, very
                                         positive.

                                         Now, on the top of these new versions
                                         of our core products, we have newer
                                         product accolades, as well. ZENworks is
                                         the best desktop management tool in the
                                         market. It's becoming a more important
                                         product. Customers are needing tools to
                                         deploy and manage new Windows 2000
                                         deployments. ZENworks revenue growth
                                         has -- now represents $120 million of
                                         business within Novell, which I'm very
                                         proud of.

                                         So observations of industry analysts
                                         and updates in Novell traditional
                                         products and growth, popularity, new
                                         additions to product portfolio all
                                         underscore the logic of our acquisition
                                         of CTP.

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                                         Dennis will give you all an update on
                                         the integration deployment that's well
                                         underway. I can add that during the
                                         Brain Share conferences that -- both in
                                         Utah, of course, first and in Europe
                                         last week, the feedback for the merger
                                         has been very favorable and very well
                                         received.

                                         Jack and I heard from numerous
                                         customers, partners and analysts over
                                         the last week. We have become even more
                                         assured that the acquisition is the
                                         right move for Novell. I can tell you
                                         that I continue to believe that the
                                         selection of Jack as the new CEO
                                         continues to be validated by everything
                                         I've seen that he's done and his very
                                         quick learning curve [regarding the]
                                         core business within Novell.

Remarks by Dennis Raney, Executive       Regarding share repurchases, as we
Vice President and Chief Financial       publicly acknowledged during the
Officer of Novell.                       quarter, we were not able to repurchase
                                         shares during Q2 due to the pending
                                         acquisition of Cambridge. We expect to
                                         be back in the market this quarter
                                         balancing repurchases with cash
                                         requirements for potential
                                         acquisitions.

                                         As to the status of the Cambridge
                                         acquisition, we are awaiting final
                                         clearance from the SEC on the S-4. With
                                         it, Cambridge will promptly schedule a
                                         shareholder vote, which could come as
                                         early as late June.

                                         We expect the acquisition to close in
                                         our third fiscal quarter. And,
                                         meanwhile, an integration task force is
                                         underway to drive planning with
                                         participants from the two companies in
                                         management and strategic services input
                                         from both Deloitte & Touche and
                                         McKinsey.

                                         We've had several handshaking
                                         [meetings] between our various offices
                                         and personnel involved. Both of our
                                         organizations are committed to rapidly
                                         aligning our companies in gaining the
                                         advantages that we bring to one another
                                         following a successful vote, approving
                                         the acquisition. As to the outlook for
                                         the remainder of the year, we do not
                                         anticipate significant software and IT
                                         market conditions. We don't anticipate
                                         a return to growth until 2002.

                                         The client and package software sales
                                         could continue. We believe it will take
                                         Novell several quarters and the
                                         integration of Cambridge to complete
                                         its move to a more effective solution
                                         selling model. These and other factors
                                         could lead to a sequential revenue
                                         decline in Q3, by as much as five
                                         percent before an improvement in Q4.
                                         Total Revenue for the second half of
                                         fiscal 2001 is now expected to be less
                                         than $475 million.

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                                         We do believe we can achieve
                                         significant cost savings as Eric noted
                                         to plan job reductions, control and
                                         travel, advertising reductions and
                                         savings in recruitment expenses,
                                         telecom and equipment purchases.

                                         Before the end of May the company is
                                         implementing a job reduction of
                                         approximately five percent from within
                                         its worldwide workforce of 5,200 full-
                                         time and contract employees.

                                         We expect restructuring charges related
                                         to these actions and other integration
                                         costs related to the Cambridge
                                         acquisition to exceed $12 million in
                                         Q3. Our objective is to reduce
                                         operating expenses from their Q2 levels
                                         by about 10 percent in Q3. With savings
                                         of this magnitude, Novell earnings
                                         could be slightly positive in Q3. For
                                         fiscal 2001, we now expect earnings
                                         without the effect of the Q2 write
                                         down, restructuring and integration of
                                         Cambridge of approximately three cents
                                         per share.

                                         A final comment regarding expenses.
                                         Within our overall expense flow, we are
                                         continuing to invest approximately $35
                                         million per quarter and $17 million per
                                         quarter as strategic investments in
                                         directory and content networking
                                         management respectively.

                                         These two efforts are squarely directed
                                         at the one net vision and is a
                                         tremendous potential for Novell as the
                                         directory and net services leader in a
                                         world that increasingly requires the
                                         security and management attributes that
                                         our infrastructure software brings to
                                         solutions.

                                         The markets we're entering with these
                                         businesses are in ascent. Our over-
                                         riding focus through these challenging
                                         times is to expand Novell's reach at
                                         every level with customers, ISPs, OEMs
                                         and IT service partners. We believe
                                         we're on the right track with respect
                                         to directory. We can see the market
                                         convergence to these technologies
                                         building in our business already.

                                         With our maintenance of a solid balance
                                         sheet and financials and with the
                                         integration planning effort with
                                         Cambridge, that is moving very rapidly.


Question by Analyst.                     I was wondering if you could give us
                                         top line guidance for Q3 and Q4
                                         including the impact from the Cambridge
                                         Technology acquisition. And then
                                         perhaps, Eric, if could just give us
                                         some color on the spending trends
                                         you're seeing out in the marketplace?
                                         Perhaps you could comment on different
                                         geographies?

Remarks by Dennis Raney, in response     As I mentioned we expect Q3 to be down
to an analyst's                          from where we're at Q2 levels. This
                                         could be in the $ 233 [million] range.
                                         We're also expecting to come

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question about the impact from           up from that to have a higher revenue
the Cambridge acquisition.               in Q4. And that increase could roughly
                                         be in the three to four percent over
                                         the Q3 level. Those are the plans we
                                         have to date.

                                         We have not built out a plan based on
                                         the integration of Cambridge revenue
                                         numbers in our plan and the reason for
                                         that is that we simply don't control
                                         the date by which the merger will be
                                         complete. So I can't respond to that at
                                         this point.


Question by Analyst.                     I was wondering if you could tell me
                                         what alternatives some of the customers
                                         were looking at? And what type of
                                         competition you see in the solutions?
                                         And, also, to what extent are you
                                         working with applications partners in
                                         the development of these solutions?


Remarks by Dr. Eric Schmidt in           We have been pushing something called
response to an analyst's questions       Novell portal services, which is a way
regarding applications partners.         to access the directory and get an
                                         instant on portal as well. There was a
                                         lot of activity in Europe last week and
                                         in Brain Share a month earlier those
                                         vendors showing what are called widgets
                                         that plug into these portals that show
                                         various value added on top of the
                                         directory.

                                         If I could criticize the directory
                                         strategy, I would tell you that it's
                                         still waiting for the broadly deployed
                                         enterprise ap besides authentication
                                         and e-commerce. And, again, we hope by
                                         virtue of doing our merger, that we
                                         will be able to pioneer those
                                         applications, which, unfortunately, are
                                         highly custom at this time.

Question by Analyst.                     I'm looking at the guidance you're
                                         giving us this time around and I am
                                         wondering what changes the way you
                                         craft your guidance? And, given the
                                         environment was probably as bad three
                                         months ago as it is today, and we -- it
                                         seems are in a better position today
                                         than we were six months ago, yet things
                                         fail to take hold. Is there any sort of
                                         synopsis you could make that I could go
                                         to guys who have been holding this
                                         thing for a year and a half and tell
                                         them that the sunshine might be six
                                         months away or something like that?


Remarks by Dr. Eric Schmidt, in          I think it's a mistake for me to try to
response to an analyst's questions and   give you a precise time period. And I
comments regarding guidance about        understand that you would like that.
Novell's financial results.              Because there are so many macro factors
                                         at work with respect to aggregate IT
                                         spending. I think what we would like
                                         for you to do is to watch for the
                                         success of the new deals both in terms
                                         of our direct business and our new
                                         accounts -- new ISV announcements -
                                         those sorts of things, which we're busy
                                         working on. Those will be as good a
                                         proxy as I know to show when the real
                                         engine starts working here. Obviously,
                                         the merger, once that's complete, will

                                       5
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                                         provide tremendous Sun integration
                                         resources that the company did not
                                         have. So to me that's an opportunity to
                                         really set the clock properly for real
                                         revenue growth.

                                         Just to be clear, the principle here is
                                         we tell you what we know as best we
                                         know it and as directly as we can.
                                         That's what we try to do. As you can
                                         see from our earnings -- sorry -- our
                                         revenue, our real focus in here is
                                         additional revenue carrying capacity.
                                         And that's not a one month kind of a
                                         problem. But my view is that the
                                         combination of the merger is really the
                                         bet, if you will, that we're placing.

                                         The underlying technology is clearly
                                         there. The customers tell us that they
                                         clearly want it. And so then the
                                         question is, how quickly can the
                                         implementation plan and the merger
                                         actually really hit the ground running?
                                         And, Jack, you may want to add your
                                         perspective on this.


Remarks by Jack L. Messman, in           Yeah, I would say that the -- there is
response to an analyst's questions and   this trend toward convergence of
comments regarding guidance about        hardware and software products and
Novell's financial results.              services into solutions. We believe
                                         that the higher up you sell in an
                                         organization, the less the executives
                                         know about the technology itself. And
                                         more that they care about the solution
                                         than what the return on investment is.

                                         The business climate right now is that
                                         clients are making -- are still
                                         spending if they see a good ROI or a
                                         short pay back. And they're focused on
                                         removing cost from their value chains.
                                         But for all other projects they are
                                         deferring. They have budgets but they
                                         have no visibility, therefore, they're
                                         holding. There are some things
                                         happening that tend to lend credibility
                                         to the strategy that Novell's on. And
                                         just yesterday Lou Gerstner of IBM said
                                         that despite the bursting of the bubble
                                         of the Internet, there is a massive
                                         investment in the networking technology
                                         by big customers. And he also said that
                                         the services offering is increasingly
                                         leading the customer decision dragging
                                         along the hardware and software product
                                         sales and not the other way around. And
                                         he believes that IBMs's growth will
                                         accelerate if they can fulfill their
                                         vision for leading the way in
                                         networking computing.

                                         So there's a lot of good things going
                                         on. I would say also that there has
                                         been a slowdown, I believe, in the
                                         acceptance of some of Novell's new
                                         products caused by the slowdown in
                                         spending. Many of the Novell -- the new
                                         Novell products have just been released
                                         in the last -- since March of last
                                         year. And based on the evidence I see
                                         on the number of consulting firms that
                                         showed up at our conferences, they're
                                         now becoming aware of the capabilities
                                         of this software. Some of them have
                                         stepped up and become partners. These
                                         are people who are competitors for
                                         Cambridge. And they are stepping up and
                                         becoming partners. And Novell has
                                         signed a

                                       6
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                                         number of agreements with them.

                                         So I think many consulting firms are
                                         now seeing that the solutions that are
                                         required to the problems their clients
                                         have and are looking at using the
                                         Novell directory technology as a way of
                                         solving those. Initially I believe that
                                         Cambridge will use the -- will use the
                                         directory technology to differentiate
                                         the solutions that we offer. But
                                         ultimately I believe that firms such as
                                         Siebel and PeopleSoft are seeing the
                                         advances that consulting firms will
                                         make in integrating their software with
                                         directory at client offices will
                                         ultimately themselves integrate
                                         directory into their products.

                                         So I think the consulting firms are the
                                         leading indicator of what will
                                         ultimately happen to the software
                                         firms. The other important factor is
                                         that we did learn through Y2K that you
                                         don't want to mess with legacy systems.
                                         The cost of doing that is very, very
                                         high. And many of these companies --
                                         many of our clients are getting ready
                                         for the Internet technology and its
                                         impact on their value chains -- their
                                         supply chain management and other parts
                                         of their value chain, many of which
                                         contain legacy systems.

                                         And I believe they will not want to
                                         rewrite those systems because of their
                                         Y2K experience. And, therefore, the
                                         Novell technology, which is a directory
                                         as an interface to all kinds of
                                         utilities and the direct XML
                                         technology, which allows you to connect
                                         legacy applications and databases
                                         together without rewriting them would
                                         be very powerful technology. And I see
                                         all of that occurring in an accelerated
                                         fashion once the IP spending starts
                                         picking up.


Question by Analyst.                     Given the fact that Volera is still in
                                         its [early] stages but you've had some
                                         experience, could you talk about
                                         whether there's going to be any
                                         strategic tweaking of the concept
                                         necessary to get Volera where you want
                                         to go? Just what has the early
                                         experience been qualitatively as
                                         opposed to quantitatively?


Remarks by Dr. Eric Schmidt in           We started off with essentially a proxy
response to an analyst's question        cash strategy. And it turned out that
regarding Volera.                        the customers who are buying
                                         accelerated Internet really want a
                                         solutions sale. So when we founded
                                         Volera and brought in Nortel to
                                         complete the partnership as well as
                                         Accenture to help do the solutions
                                         sale. We also believe that the
                                         Cambridge merger creates additional
                                         synergies there as well. So I think the
                                         early feedback from customers is that
                                         people will not buy a proxy cash
                                         appliance by itself. What they really
                                         want is a content distribution network
                                         or a so-called CDN solution, which
                                         includes manageability and deployment
                                         characteristics.

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Question by Analyst.                     Given the newer lower guidance top
                                         line, what can we expect on the
                                         associated operating expense side or is
                                         this too early given the Cambridge
                                         merger has not been consummated? I also
                                         want to know if you're seeing a backlog
                                         build up in services as you move
                                         towards a Web-based solution model.


Remarks by Dr. Eric Schmidt in           Independent of the integration with
response to an analyst's question and    Cambridge, we expect the actions that
comment regarding future Novell          we announced today on the call to
operating expenses.                      diminish our operating expenses by
                                         roughly $30 million in Q3 and somewhere
                                         in the upper $30s by -- through Q4.

                                         With regard to the pipeline, yes, we
                                         are seeing an increase in our
                                         consulting pipeline. Our consulting
                                         business is growing again. And we just
                                         came back from an interesting review of
                                         the European operations where the
                                         consulting business over there was well
                                         as in the United States is showing an
                                         increase in pipeline.

                                         We don't provide numbers on the
                                         pipeline and nor do we report backlog
                                         because we basically ship everything --
                                         on the software side we ship everything
                                         the moment we get the order. We
                                         generally turn those orders around
                                         within one or two days so we don't
                                         report backlog. Now perhaps as we move
                                         into a much more consulting intensive
                                         business model with the innovation of
                                         Cambridge, we will talk about their
                                         backlog. But I have to say at this
                                         moment that I'm not familiar with their
                                         policies in this area and that's
                                         something we haven't discussed.


Question by Analyst.                     Can we get any update or is there any
                                         changes on the synergies with
                                         Cambridge? And, Jack, if you're still
                                         on the line, if you could reflect a
                                         little bit on the Cambridge
                                         understanding of Novell and its
                                         solutions between March and May?


Remarks by Jack L. Messman, in           I would say the more I get involved,
response to an analyst's question        though, with the integration effort,
regarding synergies between Cambridge    the more convinced I am that there are
and Novell.                              significant opportunities for growth in
                                         the two companies.

                                         The synergies that we're expecting --
                                         we're still in the $40 to $43 million
                                         range in the expected synergies. We
                                         still expect to have to spend $10
                                         million to get that in capital. We
                                         expect that most of the -- a
                                         significant portion of synergies will
                                         come in real estate consolidation and
                                         therefore will stretch over a period of
                                         time because it takes time to get out
                                         of leases and consolidate offices and
                                         things of that nature. So I think we're
                                         still on target with regard to those
                                         numbers.

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